Exhibit 99.1

Sun Life announces election of directors

TORONTO, May 9, 2025 /CNW/ - Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) announced that the 12 nominees listed in the management information circular dated March 14, 2025 were elected as directors of the Company. The detailed results of the vote held yesterday at its annual meeting of common shareholders are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Deepak Chopra	304,216,875	99.5%	1,613,731	0.5%
Stephanie L. Coyles	300,374,417	98.2%	5,456,189	1.8%
Patrick P.F. Cronin	305,012,363	99.7%	818,243	0.3%
Ashok K. Gupta	304,824,776	99.7%	1,005,830	0.3%
David H. Y. Ho	304,191,594	99.5%	1,639,012	0.5%
Laurie G. Hylton	303,848,100	99.4%	1,982,506	0.6%
Stacey A. Madge	304,451,936	99.5%	1,378,670	0.5%
Helen M. Mallovy Hicks	297,600,009	97.3%	8,230,597	2.7%
Marie-Lucie Morin	304,911,079	99.7%	919,527	0.3%
Joseph M. Natale	304,444,433	99.5%	1,386,173	0.5%
Scott F. Powers	300,283,090	98.2%	5,547,516	1.8%
Kevin D. Strain	305,101,316	99.8%	729,290	0.2%

The voting results on all matters voted at the annual meeting of common shareholders will be available on www.sunlife.com and through Canadian and U.S. securities regulators at www.sedarplus.ca and www.sec.gov, respectively.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2025, Sun Life had total assets under management of $1.55 trillion. For more information, please visit sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

To contact Sun Life media relations, please email Media.Relations@sunlife.com

To contact Sun Life investor relations, please email Investor_Relations@sunlife.com

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SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2025/09/c2823.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 14:30e 09-MAY-25